EXHIBIT 4.2

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.001 per share (the “Common Stock”) of MarineMax, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Description of Common Stock

The following description of the Common Stock, related provisions of the Company’s Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”) and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, the Bylaws, and applicable Florida law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  There are no shares of Preferred Stock currently outstanding.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Company’s Common Stock are fully paid and non-assessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders.  Holders of Common Stock are not entitled to cumulate votes for the election of directors.

Dividends

Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the members of the board of directors of the Company (the “Board”) out of funds legally available therefor.

Right to Receive Distributions Upon Liquidation, Dissolution or Winding Up of the Company

In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities,

subject to prior distribution rights of any Preferred Stock then outstanding.

No Preemptive or Similar Rights

The Common Stock has no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the Common Stock.

Certain Anti-Takeover Effects

General

Provisions of the Company’s Articles and Bylaws are intended to enhance continuity and stability in our Board and in our policies, but may have the effect of delaying or preventing a change in control or making it more difficult to remove incumbent management, even if such transactions could be beneficial to the interests of shareholders.  A summary description of these provisions follows:

Classified Board

Pursuant to the Company’s Articles, the Company has a staggered Board.  The Company’s Articles provide that our Board is divided into three classes.  The term of our Class II directors expires at our 2021 annual meeting of shareholders, the term of our Class III directors expires at our 2022 annual meeting of shareholders, and the term of our Class I directors expires at our 2023 annual meeting of shareholders.  At each of our annual meetings of shareholders, the successors of the class of directors whose term expires at the meeting of shareholders will be elected for a three-year term, one class being elected each year by our shareholders. We believe that the three-year terms help to ensure the continuity and stability of our management and policies, which we believe are beneficial to shareholders.

Authority to Issue Preferred Stock

Our Board may issue, without shareholder approval, up to 1,000,000 shares of Preferred Stock, and fix the rights and preferences thereof, without a further vote of the shareholders, which may prevent a takeover. The purpose of authorizing the Board to issue preferred stock and determine its powers, rights, privileges and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes.

Other Provisions of Our Articles and Bylaws

The Articles also provide that directors may only be removed for cause and upon the affirmative vote of 66 2/3% or more of the voting interest of shareholders entitled to vote.  The Articles also contain advance notice requirements by shareholders for director nominations and other actions to be taken at annual meetings. The Articles and Bylaws also grant our Board, or the affirmative vote of at least 66 2/3% of the voting interest of shareholders, the power to adopt, amend or repeal the Bylaws.  The Articles also contain a higher vote threshold for affiliated and control-share acquisitions.  Subject to certain limitations stated in the Articles, the affirmative vote of not less than 66 2/3% of the voting shares, excluding those beneficially owned by a Related Person (as defined in the Articles) who is party to the Business Combination (as defined in the Articles), shall be required for the approval or authorization of any Business Combination. In addition, certain of our officers and managers have employment agreements containing certain provisions that call for substantial payments to be made to such employees in certain circumstances upon a change in control.

These provisions of the Articles and the Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.  These provisions are intended, however, to: (i) enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company that may negatively impact shareholder value; (ii) reduce the Company’s vulnerability to an unsolicited acquisition proposal and encourage persons seeking to acquire control of us to first negotiate with our Board; and (iii) discourage certain tactics that may be used in proxy fights.  However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.  Such provisions also may have the effect of preventing changes in our management. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, enhanced ability to negotiate such proposals could result in an improvement of their terms.

Transfer Agent

The transfer agent for the Common Stock is American Stock Transfer & Trust Company, LLC.

Listing

The Company’s Common Stock is listed on NYSE under the trading symbol “HZO.”